

November 19, 2012

<u>Via E-Mail</u>
James J. Sebra
Chief Financial Officer and Treasurer
Independence Realty Trust, Inc.
2929 Arch St., 17th Floor
Philadelphia, PA 19104

> **Re: Independence Realty Trust, Inc.**
> **Form 10-K**
> **Filed March 9, 2012**
> **File No. 333-160093**

Dear Mr. Sebra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Consolidated Statements of Cash Flows, page 42</u>

1) In future filings please disclose the required cash paid for interest and non-cash investing and financing transactions as applicable in accordance with ASC 230-10-50-2 and 230-10-50-3.

<u>Notes to Consolidated Financial Statements, page 43</u>

2) In future filings please disclose either in the body of the financial statements or in the accompanying notes, the fair value of financial instruments for which it is practical to estimate that value. In addition please disclose the method(s) and significant assumptions used to estimate the fair value and a description of changes in the method(s) and significant assumptions used, if any, during the period in accordance with ASC 825-10-50-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief